SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

NetManage, Inc.

(Name of Subject Company)

NetManage, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

641144308

(CUSIP Number of Class of Securities)

Zvi Alon

Chairman of the Board of Directors, Chief Executive Officer & President

NetManage, Inc.

20883 Stevens Creek Boulevard

Cupertino, California 95014

(408) 973-7171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Andrew E. Nagel, Esq.

William B. Sorabella, Esq.

Kirkland & Ellis LLP

Citigroup Center, 153 East 53rd Street

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by NetManage, Inc., a Delaware corporation (“NetManage” or the “Company”), relating to the tender offer by Riley Acquisition LLC (the “Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Riley Investment Partners, L.P. (formerly known as SACC Partners, LP), disclosed in a Tender Offer Statement on Schedule TO, dated December 20, 2006, as amended on January 8, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase up to 1,296,890 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), together with the associated Preferred Share Purchase Rights (each, a “Right” and together with the Common Stock, a “Share”) pursuant to the Preferred Shares Rights Agreement, dated April 26, 1999, by and between the Company and BankBoston N.A., as Rights Agent, at a purchase price of $5.25 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2(b) of the Schedule 14D-9 as initially filed is hereby amended by replacing the second sentence thereof with the following text:

The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2006, and an amendment thereto was filed on January 8, 2007, which amendment amended the Offer to Purchase and the Letter of Transmittal. The amendments to the Offer to Purchase and Letter of Transmittal as of January 8, 2007 are filed as Exhibit (a)(1)(J) hereto.

Item 4. The Solicitation or Recommendation.

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following two paragraphs at the end of the Section entitled “Background” that began on page 4 of the Schedule 14D-9 as initially filed:

In connection with the exploration, assessment and discussion of alternatives for the Company discussed above, on January 10, 2007, NetManage received a proposal from one of the parties that had held preliminary discussions with NetManage regarding a possible strategic transaction. In the proposal letter, the party proposed acquiring NetManage though a merger transaction at a price per share in cash in excess of the Offer Price. The proposal was subject to conditions, and NetManage’s discussions with the party making the proposal have been preliminary to date. Accordingly, NetManage cannot predict at this time whether the proposal or any discussions with respect to other alternative transactions will result in any definitive transactions and, if so, whether the terms of any such transactions will be more favorable or less favorable to the NetManage stockholders than the Offer.

The proposal received on January 10, 2007 stated that the proposal should be treated as confidential. On January 15, 2007, NetManage requested that the party making the proposal consent to a disclosure of the existence of the proposal so that NetManage could provide a further update on its discussion of alternatives for the Company, which consent was granted.

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On January 17, 2007, NetManage issued a press release announcing that NetManage had received the proposal, that the NetManage Board, consistent with its fiduciary duties and in consultation with its advisors, expected to meet in due course to review and discuss the proposal, and that the NetManage Board had not at such time changed its position with respect to the Offer as set forth in this Schedule 14D-9. A copy of NetManage’s press release, dated January 17, 2007, is filed as Exhibit (a)(5)(R) hereto.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 as initially filed is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(1)(J)	Amendments as of January 8, 2007 to the Offer to Purchase, dated December 20, 2006, and the Form of Letter of Transmittal enclosed therewith.#

(a)(5)(R)	Press release issued by NetManage, Inc., dated January 17, 2007.

#	Incorporated by reference to the text of the Schedule TO-T/A filed by Riley Acquisition LLC on January 8, 2007.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NETMANAGE, INC.

By:	/s/ Zvi Alon
Name:	Zvi Alon
Title:	Chairman of the Board of Directors, Chief Executive Officer & President

Dated: January 17, 2007

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